Responses to SEC queries for 10-K/A

Amendment No. 4 to Form 10-K for Fiscal Year Ended December 31, 2023 Report of Independent Registered Public Accounting Firm, page F-2

1.	We reviewed the changes you made to restate your financial statements in response to prior comment 16. Please make arrangements with your auditors for them to revise their report to include an explanatory paragraph (immediately following the opinion paragraph), stating the previously issued financial statements have been restated for the correction of a misstatement and referencing Note 14 to the financial statements, where the restatement is described. Revise Note 14 to add line items quantifying the impact of the restatement on your gross profit and profit from operations. Refer to paragraphs .09 and .16 of PCAOB AS 2820 and ASC 250-10-50-7 through 50-9. In addition, file an Item 4.02 Form 8-K, since your previously issued financial statements should no longer be relied upon due to the restatement. Refer to General Instruction B.1 and Item 4.02 of Form 8-K.

In response to the SEC comment letter to our 10-K/A dated September 18, 2024, our auditor has revised the report to include an explanatory paragraph indicating that the previously issued financial statements have been restated.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To:	The Board of Directors and Stockholders of
Fintech Scion Ltd

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Fintech Scion Ltd (the Company) as of December 31, 2023 and 2022, and the related consolidated statement of operations and comprehensive income (loss), changes in equity, and cash flow for each of the two years in the period ended December 31, 2023 and 2022, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the result of its operations and its cash flow for each of the two years in the period ended December 31, 2023 and 2022, in conformity with accounting principles generally accepted in the United States.

Restatement of the 2023 Financial Statement

As discussed in Note 14 to the financial statements, the accompanying financial statements as of December 31, 2023 and for the period from January 1, 2022 through December 31, 2022 have been restated.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing a separate opinion on the critical audit matters or on the accounts or disclosures to which it relates.

Goodwill

Critical Audit Matter Description

As reflected in the Company’s consolidated financial statements, at December 31, 2023, the Company’s goodwill was $16,657,653 (2022: $55,794,524). As disclosed in Note 5 to the financial consolidated financial statements, the Company’s evaluation of goodwill for impairment involves the comparison of the fair value of the reporting unit to its carrying value. The Company uses the discounted cash flow model to estimate fair value which requires management to make significant estimates and assumptions related to forecasts of future revenue and operating margin. In additional, the fair value estimates of the reporting units were sensitive to changes in significant assumptions such as discount rates, expected future cash flows, long-term growth rates and comparable company earnings multiples. Changes in these assumptions could have a significant impact on either the fair value, the amount of any goodwill impairment charge, or both. Significant management judgment was required to forecast future revenue and operating margin to estimate the fair value of the reporting unit. In turn, a high degree of auditor judgment and an increase extend of audit effort were required when performing.

As discussed in Note 5 to the financial statements, the Company recognized goodwill of $16,657,653 (2022: $55,794,524) being the balance of goodwill deriving from the reverse acquisition that has occurred during the year ended December 31, 2022. As a result of the significant carrying amount of goodwill recognized, any further goodwill impairment will cause a significant adverse financial impact on the Company, and that could raise substantial doubt about the Company’s ability to continue as a going concern.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the forecasts of future revenue and operating margin and selection of comparable company valuation indicators

●	We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Company’s goodwill impairment assessment process. For example, we tested controls over the Company’s long range planning process as well as controls over the review of the significant assumptions in estimating the fair values of the reporting units.
●	To test the fair values of the reporting units, our audit procedures included, among others, assessing methodologies, testing the significant assumptions described above, and testing the completeness and accuracy of the underlying data used by the Company. Our testing procedures over the significant assumptions included, among others, comparing forecasted revenue and operating margins to current industry and economic trends. We assessed the historical accuracy of management’s estimates by comparing past projections to actual performance and assessed sensitivity analyses of significant assumptions to evaluate the changes in the fair value of the reporting units resulting from changes in the assumptions.

Related party balances and transaction

Critical Audit Matter Description

As disclosed in Note 10 to the financial consolidated financial statements, the Company conducted transactions with its related parties and affiliates during the normal course of its business in 2023. The Company has entered into a number of transactions with these related parties, including loan from ex-director and company expenses paid by the director. Auditor judgment was involved in assessing the sufficiency of the procedures performed to identify related parties and related party transactions of the Company.

How the Critical Audit Matter Was Addressed in the Audit

We performed the following procedures to evaluate the identification of related parties and related party transactions by the Company:

●	Conducted background checks, and reviewed other public research sources for information related to transactions between the Company and its related parties
●	Performed confirmations for account balances with related parties
●	Reviewed transaction details in the director accounts for transactions with related parties
●	Examined the Company’s reconciliation of its related parties’ transactions and balances

/s/ Pan-China Singapore PAC (6255)

Chartered Accountants

Singapore

May 9, 2024

Except for the effects of the restatement discussed in Note 14 as to which the date is September 23, 2024

We have served as the Company’s auditor since 2021

Consolidated Balance Sheet, page F-4

2.	Your response to prior comment 17 does not appear to provide a basis in GAAP for presenting $55 million in merger reserves on your balance sheet and in your statements of stockholders' equity. Please provide a GAAP basis or remove the $55 million in merger reserves from your financial statements by reducing additional paid-in capital.

In response to the SEC comment letter to our 10-K/A dated September 18, 2024 and following our discussion with the Staff of SEC on September 20, 2024, we have restated the consolidated balance sheet by removing $55 million of merger reserves.

 FINTECH SCION LIMITED

CONSOLIDATED BALANCE SHEETS (AS RESTATED)

 (Stated in US Dollars)

	As of	As of
	December 31,	December 31,
	2023	2022

ASSETS
Current assets
Cash and cash equivalents	$3,765,959	$3,791,378
Accounts receivable	59,974	1,792,195
Amount due from related parties	—	1,296,935
Other receivables, prepayments and other current assets	509,451	1,049,292
Inventories	12,000	2,272
Total Current Assets	4,347,384	7,932,072

Non-current assets
Intangible asset	34,707	59,803
Goodwill	16,657,653	55,794,524
Property and equipment, net	38,600	38,862
Total Non-Current Assets	16,730,960	55,893,189

TOTAL ASSETS	$21,078,344	$63,825,261

LIABILITIES
Current liabilities
Amounts due to related parties	$755,040	$2,463,833
Accounts payable	47,662	617,655
Accruals and other payables	1,953,160	1,861,979
Total Current Liabilities	2,755,862	4,943,467

Non-current liabilities	—	—
TOTAL LIABILITIES	2,755,862	4,943,467

Commitments and Contingencies (Note 11)

STOCKHOLDERS’ EQUITY
Preferred stock par value $0.001: 25,000,000 shares authorized; and 0 outstanding	—	—
Common stock par value $0.001: 400,000,000 and $0.001: 400,000,000 shares authorized, respectively; 298,742,643 and 198,742,643 shares issued and outstanding, respectively	298,743	198,743
Additional paid-in capital	58,148,510	58,148,510
Accumulated surplus/(deficit)	(40,140,592)	521,211
Accumulated other comprehensive income	16,734	13,330
Equity attributable to equity holders of the parent	18,323,395	58,881,794
Non-controlling interests	(913)	—
Total Stockholders’ Equity	18,322,482	58,881,794

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$21,078,344	$63,825,261

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Stockholders' Equity, page F-6

1.	We reviewed the changes you made to restate your financial statements in response to prior comments 16, 17 and 18. The balances shown in the statements of stockholders' equity for December 31, 2021 and prior are identical to those presented in the registrant's December 31, 2021 Form 10-K, so they do not appear to be those of Fintech Scion Limited (UK), which you refer to as Fintech in the filing. The statements of stockholders' equity from December 31, 2020 through the date of the November 30, 2022 reverse acquisition should be those of Fintech (the accounting acquirer), and should not include any of HWGC Holdings Limited's or HWGG Capital P.L.C.'s operations or changes in equity. Also, the 50,000 shares that appear to have been outstanding at Fintech should be retroactively presented for periods prior to November 30, 2022 as 101.667 million shares in the registrant's statements of stockholders' equity and earnings per share information, similar to a 2,033.333-for-1 stock split. The 97.076 million shares outstanding at the registrant just prior to the November 30, 2022 reverse acquisition should be treated as issued on November 30, 2022 in your statements of stockholders' equity and earnings per share information. Refer to ASC 805-40-45. Please revise or advise.

1.	Amendment to the Weighted Average Shares & Net Income/(Loss) per Share in Consolidated Statements of Income or Loss

In response to the SEC comment letter to our 10-K/A dated September 18, 2024 and following our discussion with the Staff of SEC on September 20, 2024, we have restated the weighted average shares by excluding the 100 million shares issued to CICO in the calculation for the financial year ended December 31, 2023.

FINTECH SCION LIMITED

CONSOLIDATED STATEMENTS OF INCOME OR LOSS AND COMPREHENSIVE INCOME OR LOSS (AS RESTATED)

 (In U.S. dollars)

	For the Years Ended December, 31
	2023	2022

REVENUE	$2,420,184	$2,476,931

COST OF REVENUE	(688,630)	(4)

GROSS PROFIT	1,731,554	2,476,927

OPERATING EXPENSES
Selling expense	—	(977)
General and administrative expenses	(3,415,786)	(1,660,331)
Impairment of goodwill	(39,136,871)	—
Total Operating Expenses	(42,552,657)	(1,661,308)

PROFIT/(LOSS) FROM OPERATIONS	(40,821,103)	815,619

OTHER INCOME / (EXPENSE), NET
Other income	397,532	—
Other expense	(73,660)	(67,160)
Total other income / (expense), net	323,872	(67,160)
NET INCOME / (LOSS) BEFORE TAX	(40,497,231)	748,459

Income tax	(165,485)	(420)
NET INCOME / (LOSS)	$(40,662,716)	$748,039

Loss attributable to non-controlling interest	913	—
NET INCOME / (LOSS) FOR THE PERIOD	(40,661,803)	748,039

OTHER COMPREHENSIVE INCOME / (LOSS)
Foreign currency translation adjustment	3,404	13,330

TOTAL COMPREHENSIVE INCOME / (LOSS)	$(40,658,399)	$761,369

Weighted average number of common shares outstanding - basic and diluted	198,742,643	109,911,475

Net income / (loss) per share - basic and diluted	$(0.20)	$0.06

The accompanying notes are an integral part of the consolidated financial statements.

2.	Amendment to the Consolidated Statements of Stockholders’ Equity

In response to the SEC comment letter to our 10-K/A dated September 18, 2024 and following our discussion with the Staff of SEC on September 20, 2024, we have restated the consolidated statements of stockholders’ equity to ensure that the statement more accurately presented from the perspective of Fintech Sion UK Group as the accounting acquirer.

FINTECH SCION LIMITED

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (AS RESTATED)

 (Stated in US Dollars)

	Common stock		Additional paid-in	Accumulated gain /	Accumulated other comprehensive	Non- controlling	Total stockholders’
	Shares	Amount	capital	(deficit)	income / (loss)	interest	equity
Balance, December 31, 2021	101,666,666	$101,667	$—	$(226,828)	$4,263	$—	$(120,898)
Net income for Fintech Scion UK Group for the 11 months period pre-acquisition	—	—	—	716,567	(2,060)	—	714,507
Acquisition of subsidiaries (Accounting Acquiree)	97,075,977	97,076	58,148,510	—	—	—	58,245,586
Net income for Fintech Scion US Group for the 1 month period post-acquisition	—	—	—	31,472	(187)	—	31,285
Foreign currency translation adjustment	—	—	—	—	11,314	—	11,314
Balance, December 31, 2022	198,742,643	$198,743	$58,148,510	$521,211	$13,330	$—	$58,881,794
Net income	—	—	—	(40,661,803)	—	(913)	(40,662,716)
Foreign currency translation adjustment	—	—	—	—	3,404	—	3,404
Issuance of stock	100,000,000	100,000	—	—	—	—	100,000
Balance, December 31, 2023	298,742,643	$298,743	$58,148,510	$(40,140,592)	$16,734	(913)	$18,322,482

3.	Amendment to the Consolidated Statements of Cash Flows as per 10-K/A dated on August 28, 2024

There are no changes to consolidated statements of cash flows in respond to SEC comment letter to our 10-K/A dated September 18, 2024.

FINTECH SCION LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS (AS RESTATED)

	For the Year Ended December 31,
	2023	2022

CASH FLOWS FROM OPERATING ACTIVITIES
Net income / (loss)	$(40,662,716)	$748,039
Items not involving cash:
Depreciation and amortization of- property, plant and equipment and right-of-use assets	37,853	21,737
Gain on disposal of subsidiaries	—	—
Impairment on goodwill	39,136,871	—
Changes in operating assets and liabilities:
Accounts receivables	1,732,221	(1,792,195)
Other receivables, prepayments and other current assets	539,842	(1,018,177)
Inventories	(9,728)	(2,272)
Accounts payable	(569,993)	617,655
Commission payables	—	—
Accrued expense and other payables	91,181	1,839,444
Net (used in) / cash generated by operating activities	295,531	414,231

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property and equipment	(12,496)	(112,675)
Disposal of subsidiaries, net of cash disposed	—	1,049,608
Acquisition of subsidiaries, net cash acquired	—	2,485,213
Net (used in) / cash generated by investing activities	(12,496)	3,422,146

CASH FLOWS FROM FINANCING ACTIVITIES
Proceed from / (repayment to) related parties	(411,858)	(180,120)
Proceeds from issuance of shares	100,000	—
Net cash generated by / (used in) financing activities	(311,858)	(180,120)

EFFECT OF EXCHANGE RATES ON CASH	3,404	9,067

NET CHANGE IN CASH AND CASH EQUIVALENTS	(25,419)	3,665,324

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	3,791,378	126,054

CASH AND CASH EQUIVALENTS, END OF YEAR	$3,765,959	$3,791,378

SUPPLEMENTAL OF CASH FLOW INFORMATION

Cash paid for interest expenses	$—	$—
Cash paid for income tax	$—	$—

The accompanying notes are an integral part of the consolidated financial statements.

4.	Amendment to the Note 14 to the Financial Statements

In response to the SEC comment letter to our 10-K/A dated September 18, 2024 and following our discussion with the Staff of SEC on September 20, 2024, we have amended Note 14 Comparatives to align with all the restatements appearing in the financial statements.

14.	COMPARATIVES

These comparative figures have been restated:

(i)	Due to recognition of exclusion of results of operation of the Group up to acquisition date.

(ii)	Due to adjustment of recognition of reverse merger recapitalization and merger reserves.

(iii)	Due to recognition of historical shareholders’ equity of the accounting acquirer (legal acquiree) prior to the reverse acquisition. The total issued and outstanding shares of the accounting acquirer, Fintech, were 50,000 as of December 31, 2021. Following the reverse acquisition, the shares were deemed to have undergone a 2,033.333-for-1 stock split.

(iv)	Due to recognition of weighted average shares arising from reverse merger and shares issued.

Adjustments for Financial Year 2022

2022	Previously Stated	Recognition	As Restated

Consolidated Balance Sheets – Note 14 (ii)
Stockholders’ Equity
Additional paid-in capital	111,770,998	(53,622,488)	58,148,510
Merger reserves	(55,000,000)	55,000,000	—
Accumulated surplus/(deficit)	1,342,788	(821,577)	521,211
Accumulated other comprehensive income	565,935	(552,605)	13,330
Equity attributable to equity holders of the parent	58,878,464	3,330	58,881,794
Non-controlling interests	3,330	(3,330)	—

2022
Consolidated Statements of Income or Loss and Comprehensive Income or Loss – Note 14 (i)
Revenue	3,084,279	(607,348)	2,476,931
Cost of Revenue	(430,281)	430,277	(4)
Gross Profit	2,653,998	(177,071)	2,476,927
Selling expense	(9,790)	8,813	(977)
General and administrative expenses	(1,863,982)	203,651	(1,660,331)
Operating Profit	780,226	35,393	815,619
Total other income / (expense), net	5,143,801	(5,210,961)	(67,160)
Net income before tax	5,924,027	(5,175,568)	748,459
Income tax	(5,057)	4,637	(420)
Net income for the period	5,918,970	(5,170,931)	748,039
Foreign currency translation adjustment	308,288	(294,958)	13,330

2022
Consolidated Statements of Stockholders’ Equity – Note 14 (iii)
Balance, December 31, 2021
- Common Stock (Shares)	54,087,903	47,578,763	101,666,666
- Common Stock (Amount)	5,409	96,258	101,667
- Additional paid-in capital	4,749,798	(4,749,798)	—
- Accumulated gain / (deficit)	(9,598,819)	9,371,991	(226,828)
- Accumulated other comprehensive income / (loss)	257,647	(253,384)	4,263
Net Income
- Accumulated Gain/(Deficit)	5,918,970	(5,918,970)	—
Net income for Fintech Scion UK Group for the 11 months period pre-acquisition
- Accumulated gain / (deficit)	—	716,567	716,567
- Accumulated other comprehensive income / (loss)	—	(2,060)	(2,060)
Reverse stock split
- Common Stock (Shares)	(48,678,593)	48,678,593	—
Issuance of stock
- Common Stock (Shares)	193,333,333	(193,333,333)	—
- Common Stock (Amount)	193,334	(193,334)	—
Acquisition of subsidiaries
- Common Stock (Shares)	—	97,075,977	97,075,977
- Common Stock (Amount)	—	97,076	97,076
- Additional Paid-in Capital	113,389,440	(55,240,930)	58,148,510
- Merger reserves	(55,000,000)	55,000,000	—
Reverse merger recapitalization
- Additional Paid-in Capital	(5,022,637)	5,022,637	—
- Accumulated Gain/(Deficit)	5,022,637	(5,022,637)	—
Net income for Fintech Scion US Group for the 1 month period post-acquisition
- Additional Paid-in Capital	—	31,472	31,472
- Accumulated Gain/(Deficit)	—	(187)	(187)
Foreign currency translation adjustment
- Accumulated other comprehensive income / (loss)	308,288	(296,974)	11,314

2022
Consolidated Statements of Cash Flow – Note 14 (i)
Net income / (loss)	5,918,970	(5,170,931)	748,039
Depreciation and amortization of- property, plant and equipment and right-of-use assets	37,471	(15,734)	21,737
Gain on disposal of subsidiaries	(5,481,178)	5,481,178	—
Other receivables, prepayments and other current assets	(1,011,960)	(6,217)	(1,018,177)
Commission payables	(126,315)	126,315	—
Accrued expense and other payables	1,519,318	320,126	1,839,444
Net (used in) / cash generated by operating activities	(320,584)	734,815	414,231
Purchase of property and equipment	—	(112,675)	(112,675)
Disposal of subsidiaries, net of cash disposed	(75,389)	1,124,997	1,049,608
Acquisition of subsidiaries, net cash acquired	3,791,378	(1,306,165)	2,485,213
Net (used in) / cash generated by investing activities	3,715,989	(293,843)	3,422,146
Proceed from / (repayment to) related parties	391,805	(571,925)	(180,120)
Net cash generated by / (used in) financing activities	391,805	(571,925)	(180,120)
EFFECT OF EXCHANGE RATES ON CASH	(32,865)	41,932	9,067
NET CHANGE IN CASH AND CASH EQUIVALENTS	3,754,345	(89,021)	3,665,324
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	37,033	89,021	126,054

Adjustments for Disaggregation of Revenue for Financial Year 2022 – Note 14 (i)

	United Kingdom	Malaysia			Total
	2022	2022			2022
	Previously Stated	Previously Stated	Recognition	As Restated	Previously Stated	Recognition	As Restated
Transaction fees	2,476,385	547,600	(547,382)	218	3,023,985	(547,382)	2,476,603
Other	—	60,294	(59,966)	328	60,294	(59,966)	328
Total revenue	2,476,385	607,894	(607,348)	546	3,084,279	(607,348)	2,476,931

	Total
	2023	2022
Payment Services Provider (PSP)	817,572	439
Foreign Exchange (FX) Conversion	1,434,029	2,472,992
Whitelabelling	168,583	3,500
Acquirer Services	—	—
Business Accounts	—	—
SEPA and SWIFT Payments	—	—
Total Revenue	2,420,184	2,476,931

Adjustments for Weighted Average Shares and Net Income / (Loss) Per Share – Note 14 (iv)

	Previously Stated	Recognition	As Restated
2023
Consolidated Statements of Income or Loss and Comprehensive Income or Loss
Weighted average number of common shares outstanding - basic and diluted	298,742,643	(100,000,000)	198,742,643
Net income / (loss) per share - basic and diluted	(0.14)	(0.06)	(0.20)

2022
Consolidated Statements of Income or Loss and Comprehensive Income or Loss
Weighted average number of common shares outstanding - basic and diluted	198,742,643	(88,831,168)	109,911,475
Net income / (loss) per share - basic and diluted	0.03	0.03	0.06

5.	Calculation for Weighted Average Shares & Net Income / (Loss) Per Share

This Calculation is for SEC’s Review Purposes only, and will not be included in the 10-K/A.

Financial year end 2022

Description	Weighted average shares
Outstanding Shares at the beginning of the year (from 1 Jan 2022 to 30 Nov 2022 = 334 days) (101,666,666 shares x 334 days / 365 days)	93,031,963
Reverse Acquisition by FSLUK acquisition 97,075,977 shares (from 1 Dec 2022 to 31 Dec 2022 = 31 days) (198,742,643 shares x 31 days / 365 days)	16,879,512
Weighted average number of common shares outstanding for 2022	109,911,475
Net income / (loss) per share for 2022 ($6,069,535/ 109,911,475 shares)	0.06

Financial year end 2023

Description	Weighted average shares
Outstanding Shares at the beginning of the year (from 1 Jan 2023 to 31 Dec 2023 = 365 days) (198,742,643 (1) shares x 365 days / 365 days)	198,742,643
Weighted average number of common shares outstanding for 2023	198,742,643 (1)
Net income / (loss) per share for 2023 (($40,662,716) / 198,742,643 shares)	(0.20)

(1)	We have removed the issue of the CICO shares within the weighted average shares & net income / (loss) per calculation above due to their substance being cancelled post-year-end, despite their legal form.